ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel 415-773-5700 fax 415-773-5759 WWW.ORRICK.COM

Brett Cooper (415) 773-5918 bcooper@orrick.com

May 28, 2010

VIA EDGAR

Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:   Angie Kim, Esq.

Re:	Central Garden & Pet Company

Form 10-K

Filed November 20, 2009, File No. 001-33268

Definitive Proxy Statement on Schedule 14A

Filed December 30, 2009, File No. 001-33268

Dear Ms. Kim:

As we discussed on May 19, 2010, Central Garden & Pet Company (the “Company”) has requested an extension until June 15, 2010 to respond to the comments set forth in the Staff’s letter dated May 17, 2010 in connection with the Company’s annual report on Form 10-K filed with the Securities and Exchange Commission on November 20, 2009 and the Definitive Proxy Statement on Schedule 14A filed on December 30, 2009.

If you have any questions regarding this extension request, please contact me at (415) 773-5918.

Very truly yours,

/s/ Brett Cooper Brett Cooper